SEC Mail
Mail Processing
Section

FEB 28 2011

Washington, DC
106

11018707

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51892

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PLANET BROKERAGE LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 BATTERY PLACE SUITE 7F
(No. and Street)

NEW YORK	NY	10280
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JONAH MEER 212-945-2080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ZELL AND ETTINGER CPA'S
(Name – *if individual, state last, first, middle name*)

3001 AVENUE M	BROOKLYN	NEW YORK	11210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JONAH MEER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PLANET BROKERAGE, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

2/25/11

Notary Public

Robert Simon
Notary Public State of New York
Commission Number: 01SI6207304
My Commission Expires: 07/20/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANET BROKERAGE, LLC

(S.E.C. I.D. No. 8-51892)

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

Tel. (718) 692-1212
Fax. (718) 258-2485

INDEPENDENT AUDITOR'S REPORT

To the Members of
Planet Brokerage, LLC
50 Battery Place, #7F
New York, NY 10280

We have audited the accompanying statement of financial condition of Planet Brokerage, LLC as of December 31, 2010 and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planet Brokerage, LLC as of December 31, 2010, and the result of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles of the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the financial statements entitled "Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Zell & Ettinger

Zell & Ettinger, CPA's
Brooklyn, New York
February 13, 2011

PLANET BROKERAGE, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2010

ASSETS	
Cash	$73,397
Other Assets	564
TOTAL ASSETS	$73,961
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accounts payable and accrued liabilities	$ 4,800
TOTAL LIABILITIES	4,800
Members' Equity	69,161
TOTAL LIABILITIES AND MEMBERS' EQUITY	$73,961

The accompanying notes are an integral part of this statement.

PLANET BROKERAGE, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES	
Commission income	$ 2,060
TOTAL REVENUES	$2,060
EXPENSES	
Communications and data processing fees	720
Other expenses	9,107
TOTAL EXPENSES	$9,827
NET INCOME	$(7,767)

The accompanying notes are an integral part of this statement.

PLANET BROKERAGE, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income <loss>		$(7,767)
Adjustments to reconcile net income to net cash provided by operating activities.		
Decrease in receivables	$ 1,618	
Increase in other assets	(291)	
Decrease in accrued payables	(1,560)	(233)
TOTAL CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		$ (8,000)
NET (DECREASE) IN CASH		(8,000)
CASH AT BEGINNING OF YEAR		81,397
CASH AT END OF YEAR		$ 73,397

SUPPLEMENTAL DISCLOSURES

None

The accompanying notes are an integral part of this statement.

PLANET BROKERAGE, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

Members' equity -	
January 1, 2010	$76,928
Net (loss)	(7,767)
Members' equity -	
December 31, 2010	$69,161

The accompanying notes are an integral part of this statement.

SUPPLEMENTARY INFORMATION

PLANET BROKERAGE, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO

UNIFORM NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2010

Credits		
Members' equity		$69,161
Debits		
Prepaid expenses	$ 564	
Total debits		564
Net capital before haircuts		68,597
Haircuts on securities		0
Net capital		68,597
Minimum requirement – the greater of 6-2/3% of aggregate indebtedness of $4,800 or $5,000		(5,000)
Excess net capital		$63,597
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum capital requirement		62,597
Ratio of aggregate indebtedness to net capital		7%
Aggregate indebtedness		
Accounts payable and accrued liabilities		$ 4,800

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

PLANET BROKERAGE, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Planet Brokerage, LLC ("the Company") is a New York Limited Liability Company that was formed on June 9, 1999, under the name jBroker LLC. On January 1, 2006 the Company changed its name to Planet Brokerage, LLC. The Company was formed for the purpose of becoming a registered broker dealer pursuant to Section 15 (b) of the Securities Exchange Act of 1934.

On February 16, 2000 NASD Regulation Inc. granted the Membership application of the Company in the National Association of Securities Dealers, Inc. and the Company was given permission to commence operations on March 23, 2000. On February 9, 2001 the Company commenced operations.

Nature of Business

The Company is a registered broker/dealer registered with the Securities and Exchange Commission ("SEC") conducing a general securities business.

The Company is primarily engaged as an agency broker seeking to match up parties to their appropriate counter parties, and assisting where necessary in the structuring of the transaction. Due to the Company's business objectives it has not entered into, nor has it been required to enter into, any clearing agreements. Accordingly the Company does not hold any customer assets, nor is it engaged in any activities that would call it to so hold any customer assets. Should the Company require a clearing agreement it would be subject to approval by FINRA.

Method of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting; consequently, revenues are recognized when earned, and expenses are recognized when incurred.

Cash & Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. Other securities consist of a money market account.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Other Comprehensive Income

The Company has no items of other comprehensive income in any period presented. Therefore, net income as presented in the Company's Statement of Operations equals comprehensive income.

NOTE 2 – OTHER ASSETS

Other assets consist of prepaid expenses.

NOTE 3 – TAXES

The single member limited liability company is not a taxpaying entity for federal and New York State income tax purposes, and thus no income tax expense has been recorded. It is taxed as a sole proprietorship, and thus the individual members are taxed on this income at their respective personal income tax rates. The income is subject to New York City Unincorporated business tax, and provisions are made for taxes at the statutory rates.

NOTE 4 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $5,000, whichever is greater. While net capital and aggregate indebtedness change from day to day, as of December 31, 2010, the Company had net capital of $68,597 which exceeded requirements by $63,597.

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

Tel. (718) 692-1212
Fax. (718) 258-2485

**INDEPENDENT AUDITOR'S REPORT
ON THE INTERNAL CONTROL STRUCTURE
(REPORTABLE CONDITIONS WERE NOT NOTED)**

To the Members of
Planet Brokerage LLC
50 Battery Place, #7F
New York, New York 10280

We have audited the financial statements of Planet Brokerage LLC (the "Company") for the year ended December 31, 2010, and have issued our report thereon dated February 13, 2011.

In planning and performing our audit for the year ended December 31, 2010, we considered the Company's internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the Company's basic financial statements and not to provide assurance on internal control structure.

Also, as required by rule 17-a 5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors, irregularities or instances of noncompliance may nevertheless occur and not be detected.

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

Tel. (718) 692-1212
Fax. (718) 258-2485

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. Pursuant to our study, we did not find any weakness involving internal control that we considered to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Planet Brokerage LLC to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed in surveillance by management.

This report is intended for the Board of Directors, Management and the FINRA, and other regulatory agencies as may be required, and is not intended to be and should not be used by anyone other than these specific parties.

Zell & Ettinger

Zell & Ettinger, CPA's
Brooklyn, New York
February 13, 2011